

Mail Stop 4628

September 17, 2015

<u>Via E-Mail</u>
Mr. Mark J. Mize
Executive Vice President, Chief Financial Officer and Treasurer
Halcón Resources Corporation
1000 Louisiana Street, Suite 6700
Houston, TX 77002

  Re: Halcón Resources Corporation
    Form 10-K for the Fiscal Year ended December 31, 2014
    Filed February 26, 2015
    Response Letter dated September 4, 2015
    File No. 001-35467

Dear Mr. Mize:

  We have reviewed your September 4, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2015 letter.

Form 10-K for the Fiscal Year ended December 31, 2014

Item 1 - Business, page 6

Oil and Natural Gas Reserves, page 9

1. We have read your response to prior comment one, indicating several reasons why you have not quantified the reasonably possible effects of lower commodity prices on your development plans and accounting under the full cost methodology. For example, we note the following remarks:

- you explain that your hedging program is designed to "mitigate the impact of fluctuations in commodity prices" which "permits the company to be less reactive to short-term changes in commodity process with respect to drilling plans than it might be otherwise;"

- you express the view that ceiling test calculations "are dependent upon a variety of factors, some of which are subjective" and "it is difficult for the Company to estimate future ceiling test write-downs accurately"; and

- you state that you believe that a well-considered sensitivity analysis such as that provided in your Form 10-K "provides the reader with insight into the effects of commodity price changes on potential ceiling test write-downs".

You disclose on page 65 that you recorded a full cost ceiling test impairment of $239.7 million for the year ended December 31, 2014 due to the "non-routine transfers of unevaluated properties to the full cost pool," and changed your business strategy away from the non-strategic areas of the Utica / Point Pleasant and TMS "until economics and return on investment improve due to a combination of lower drilling and completion costs and higher commodity prices". You disclose in your most recent interim filing that you significantly curtailed capital spending and recorded material ceiling test impairments for each of the three months ended March 31, 2015 and June 30, 2015. You further disclose that if commodity prices remain at decreased levels, the average prices used in the ceiling calculation will decline and will cause additional write downs of your oil and natural gas properties.

Given the foregoing, it appears at least reasonably possible that the impact of lower prices will be material. SEC Release 33-8350 and Items 303(a)(1), (2)(ii), and (3)(ii) of Regulation S-K, as well as Instruction 3 to that guidance, require quantified disclosure regarding the material effects of known material trends and uncertainties when quantitative information is reasonably available. Please revise your disclosure to quantify the impact on proved reserves and potential upcoming ceiling test impairments if commodity price increases do not occur. For example, since you have nine or ten of the twelve prices needed for the next ceiling test at the time of filing your periodic reports, disclose information about the magnitude of any material reasonably possible upcoming ceiling test write-downs, based on information known to you in advance of filing your report, along with any of the underlying assumptions that are necessary to clarify the nature of this disclosure.

You may contact Joseph Klinko at (202) 551-3824 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources